UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 0)*

A SPAC III Acquisition Corp.

(Name of Issuer)

Class A ordinary shares, no par value

(Title of Class of Securities)

G0544A137

(CUSIP Number)

November 8, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0544A137

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Boothbay Fund Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 389,100*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 389,100*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,100*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%*
12.	TYPE OF REPORTING PERSON (see instructions) IA, OO

CUSIP No. G0544A137

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Boothbay Absolute Return Strategies, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 389,100*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 389,100*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,100*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%*
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. G0544A137

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ari Glass
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 389,100*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 389,100*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,100*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%*
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. G0544A137

Item 1.

(a)	Name of Issuer A SPAC III Acquisition Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices The Sun’s Group Center 29th Floor, 200 Gloucester Road Wan Chai, Hong Kong

Item 2.

(a)	Name of Person Filing: Boothbay Fund Management, LLC* Boothbay Absolute Return Strategies, LP* Ari Glass*

(b)	Address of the Principal Office or, if none, residence 140 East 45th Street, 14th Floor New York, NY 10017

(c)	Citizenship Boothbay Fund Management, LLC – Delaware Boothbay Absolute Return Strategies, LP – Delaware Ari Glass – United States

(d)	Title of Class of Securities Class A ordinary shares, no par value

(e)	CUSIP Number G0544A137

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Boothbay Fund Management, LLC – 389,100* Boothbay Absolute Return Strategies, LP – 389,100* Ari Glass – 389,100*

(b)	Percent of class: Boothbay Fund Management, LLC – 6.5%* Boothbay Absolute Return Strategies, LP – 6.5%* Ari Glass – 6.5%*

CUSIP No. G0544A137

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote Boothbay Fund Management, LLC – 0 Boothbay Absolute Return Strategies, LP - 0 Ari Glass – 0

	(ii)	Shared power to vote or to direct the vote Boothbay Fund Management, LLC – 389,100* Boothbay Absolute Return Strategies, LP – 389,100* Ari Glass – 389,100*

	(iii)	Sole power to dispose or to direct the disposition of Boothbay Fund Management, LLC – 0 Boothbay Absolute Return Strategies, LP - 0 Ari Glass – 0

	(iv)	Shared power to dispose or to direct the disposition of Boothbay Fund Management, LLC – 389,100* Boothbay Absolute Return Strategies, LP – 389,100* Ari Glass – 389,100*

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

*The ordinary shares (the “Shares”) of the Issuer reported herein are held in the form of units, each unit consists of one (1) Share and one right to receive 1/10th of one Share upon the consummation of the initial business combination, as described in more detail in the Issuer’s Prospectus filed with the SEC on November 8, 2024. The units are held by one or more private funds (the “Funds”), which are managed by Boothbay Fund Management, LLC, a Delaware limited liability company (the “Adviser”). Ari Glass is the Managing Member of the Adviser. The Adviser has delegated to certain subadvisors (collectively, “Subadvisors”) the authority to act on behalf of the Funds, including the sole authority to vote and direct the disposition of certain Shares held by the Funds, and such Shares may be reported in regulatory filings made by such Subadvisors.

However, this report is being made to the extent that, for the purposes of Reg. Section 240.13d-3, the reporting persons herein are deemed to beneficially own the Shares reported herein in the form of Units. The filing of this report shall not be deemed an admission, for purposes of Section 13(f), 13(d), 13(g) or 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise, that the Adviser, the Funds, Ari Glass or any other person has beneficial ownership of any securities reported herein and, notwithstanding the inclusion of any security in this report, the Adviser, the Funds, and Ari Glass expressly disclaim beneficial ownership of any security reported herein, except to the extent of the Adviser’s, the Funds’, or Ari Glass’s pecuniary interest therein (if any), with respect to the Units which the Adviser has delegated sole investment and voting discretion to a Subadvisor and does not presently have the right to terminate such delegation within sixty days.

CUSIP No. G0544A137

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G0544A137

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

Boothbay Fund Management, LLC

By:	/s/ Ari Glass
Ari Glass, Managing Member

Boothbay Absolute Return Strategies, LP

By:	Boothbay Fund Management, LLC,
its investment manager

By:	/s/ Ari Glass
Ari Glass, Managing Member

Ari Glass

By:	/s/ Ari Glass
Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit I

CUSIP No. G0544A137

JOINT FILING STATEMENT

PURSUANT TO RULE 13D-1(K)(1)

The undersigned hereby consent and agree to the joint filing of Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the Shares of A SPAC III Acquisition Corp. together with any or all amendments thereto, when and if required. The parties hereto further consent and agree to file this Joint Filing Statement pursuant to Rule13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.

This Joint Filing Statement may be terminated by any of the undersigned upon written notice or such lesser period of notice as the undersigned may mutually agree.

Dated: November 14, 2024

Boothbay Fund Management, LLC

By:	/s/ Ari Glass
Ari Glass, Managing Member

Boothbay Absolute Return Strategies, LP

By:	Boothbay Fund Management, LLC,
its investment manager

By:	/s/ Ari Glass
Ari Glass, Managing Member

Ari Glass

By:	/s/ Ari Glass
Individually